UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2013

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 10

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 10

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tiptree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.98% (See Item 5)
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 10
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON*
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 10
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON*
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 10
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
982,574 shares of Class A Common Stock
	8	SHARED VOTING POWER
Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER
982,574 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
Warrant to purchase 652,500 shares of Class A Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,635,074 shares of Class A Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.97% (See Item 5)
14	TYPE OF REPORTING PERSON*
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 10
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
570,076 shares of Class A Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
570,076 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
570,076 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.55%
14	TYPE OF REPORTING PERSON*
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 10

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on July 10, 2012 (“Amendment No. 1”) , Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 3, 2013 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 3, 2013 “Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 2 and this Amendment No. 4 (the “Schedule 13D”), with respect to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.  This Amendment No. 4 amends Items 3 and 5 as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of Schedule 13D is hereby amended and supplemented by the following:

On December 31, 2013, Tricadia Holdings received 194,868 Shares of Class A Common Stock of the Company as incentive compensation approved by the Company’s Compensation, Nominating and Corporate Governance Committee for Mr. Barnes’ services as Executive Chairman of the Company under the Transition Services Agreement, dated June 30, 2012, among the Company, Tricadia Holdings and Tiptree.

Effective as of December 31, 2013, Tricadia Holdings distributed to its partners (including Messrs. Barnes and Inayatullah) Shares of Class A Common Stock previously beneficially owned by it and its wholly-owned subsidiary. As part of such distribution, Mr. Barnes received 74,367 Shares of Class A Common Stock, and Mr. Inayatullah received 42,167 Shares of Class A Common Stock.

Item 5.	Interest in Securities of the Company
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of the date of this Statement, Tiptree and Tiptree Capital may, in the aggregate, be deemed to own 652,500 Shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares. These Shares represent approximately 5.98% of the shares of Class A Common Stock outstanding based on 10,919,353 shares of Class A Common Stock outstanding based on information reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2013 (which consists of 10,266,853 issued and outstanding shares of Class A Common Stock plus 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares).
As of the date of this Statement, Michael Barnes may be deemed to own 1,635,074 Shares of Class A Common Stock (including 652,500 Shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares). These Shares represent approximately 14.97% of the shares of Class A Common Stock outstanding based on 10,919,353 shares outstanding based on information reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2013 (which consists of 10,266,853 issued and outstanding shares of Class A Common Stock plus 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 10

As of the date of this Statement, Arif Inayatullah may be deemed to own 570,076 shares of Class A Common Stock. These Shares represent approximately 5.55% of the shares of Class A Common Stock outstanding based on 10,266,853 Shares of Class A Common Stock outstanding based on information reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2013 .
(b) Tiptree has the power to dispose of and the power to vote the 652,500 Shares beneficially owned by it, which power may be exercised by its manager, Tiptree Capital. Tiptree Capital is an indirect subsidiary of Tiptree. Michael Barnes, as chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, directs Tiptree’s operations.
Mr. Barnes has the sole power to dispose of and the sole power to vote the 74,367 Shares of Class A Common Stock directly owned by him and, as executive chairman and a significant limited partner of Tiptree, has shared power to dispose of and vote the 652,500 Shares beneficially owned by Tiptree. By reason of the provisions of Rule 13d-3 of the Act, Mr. Barnes may be deemed to beneficially own the 652,500 Shares beneficially owned by Tiptree.
Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 42,167 Shares of Class A Common Stock directly owned by him.
Tiptree Capital does not directly own any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tiptree Capital may be deemed to own beneficially the 652,500 Shares beneficially owned by Tiptree.
Neither Holdings nor Holdings GP directly nor beneficially own any Shares of Class A Common Stock.
(c) As described in Item 3, pursuant to the Purchase Agreement and Warrant Purchase Agreement, Tiptree acquired 6,185,050 newly issued shares of Common Stock (since reclassified Class A Common Stock) (adjusted to 9,277,575 Shares of Class A Common Stock following the Company’s three-for-two stock split) and the CRE Warrant to purchase 435,000 Shares of Class A Common Stock (adjusted to 652,500 Shares of Class A Common Stock following the Company’s three-for-two stock split) for a total purchase price of $55,765,450. Effective July 1, 2013, in connection with the Contribution Transactions, in exchange for the redemption of certain of its limited partnership units, Tiptree distributed the 9,277,575 Shares of Class A Common Stock to certain of its limited partners who elected to receive such distribution. Tiptree retained the CRE Warrant. Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the last 60 days.
(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 10
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: January 3, 2014

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
	Name:	Geoffrey Kauffman
	Title:	Chief Executive Officer

TIPTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Julia Wyatt
	Name:	Julia Wyatt
	Title:	Chief Financial Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
	Name:	Arif Inayatullah
	Title:	Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
	Title:	Managing Member
	Name	Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

/s/ Arif Inayatullah
Arif Inayatullah